Exhibit 99.1

GERDAU S.A.

Corporate Taxpayer ID (CNPJ/MF): 33.611.500/0001-19

Company Registry (NIRE): 33300032266

MATERIAL FACT

Gerdau S.A. (“Gerdau” or “Company”), further to the Material Fact of July 14, 2015, and the Notice to the Market of July 17, 2015, hereby announces to the market about the transfer of treasury shares in connection with the acquisition of non-controlling interest in subsidiaries.

As announced earlier, to simplify and unify the equity interest held in subsidiaries in Brazil, the Board of Directors of Gerdau had approved the acquisition of non-controlling interest in the following companies: Gerdau Aços Longos S.A., Gerdau Açominas S.A., Gerdau Aços Especiais S.A. and Gerdau América Latina Participações S.A., from Itaú Unibanco S.A. and ArcelorMittal Netherlands BV (“ArcelorMittal”). These acquisitions of equity interests, in the aggregate amount of R$1,986 million, will enable Gerdau to hold more than 99% of the total capital of each of the subsidiaries.

The Company clarifies that, with regard to the goals and economic impacts expected from the operation, considering also the amounts paid, with a view to a possible transformation of these companies in the future into wholly-owned subsidiaries and/or the merger thereof. Additionally, it consolidates the receipt of dividends and improves access to capital markets.

The operation was approved as it meets the interests of Gerdau, and the Board Members of the Company were confident that the operation is beneficial for Gerdau considering the market opportunity and the feasibility of achieving the abovementioned goals in light of the prices paid. While evaluating the prices, the directors considered the economic valuations made through independent report, the financial instruments used, the payment timeframe, the capture of value through a more concentrated cash flow and the Company’s long-term vision.

Since a part of the operation involves a private negotiation that depends on authorization from the Securities and Exchange Commission of Brazil (“CVM”), the Company requested authorization to transfer the shares held in treasury. CVM granted said authorization and the Company was informed of the same through Official Letter 110/2016-CVM/SEP/GEA-2.

CVM conditioned the consummation of the operation to the disclosure of certain information, related specifically to the portion of the operation transacted with ArcelorMittal, in addition to that disclosed above, describing “the goals and economic impacts expected from the operation, considering the amounts paid” and “the reasons why the board members are comfortable that the operation is beneficial to Gerdau.”

In compliance with such condition, the Company further informs that the aggregate value of the operation involving ArcelorMittal corresponds to (a) a cash payment of R$89,180,000.00; and (b) the assignment and transfer of 30 million preferred shares of Gerdau (GGBR4) held in treasury, in the amount of R$205,800,000.00.

The percentage, number of shares acquired and implicit price per share of each operational company that is the object of the acquisitions from ArcelorMittal are detailed in the table below. Note also that, in relation to the price paid per share of the acquired companies, that the acquisition price was negotiated by the lot of equity interests in the companies jointly and not by individual equity interest. Since the Company must individually book the value attributed to each of the acquisitions for the purpose of breaking down the respective costs of acquisition, the Company used the proportional net asset value of each of the investees as the parameter to define the implicit value, arriving at the following values:

Company	Number of shares	Total Implicit Value		Price per share		Percentage of the Share Capital of the Subsidiary Acquired
Gerdau Açominas S.A.	3,157,259	R$	72,586,209.14	R$	22.99	1.25%
Gerdau Aços Longos S.A	3,431,097	R$	156,941,082.70	R$	45.74	1.71%
Gerdau Aços Especiais S.A.	3,157,259	R$	23,666,396.17	R$	7.50	0.86%
Gerdau América Latina Participações S.A.	3,157,259	R$	41,786,311.99	R$	13.23	1.76%

Therefore, the Company announces to its shareholders and the market in general that it concluded on this date the assignment and transfer of 30 million preferred shares of Gerdau S.A. (GGBR4) held in treasury to ArcelorMittal.

Porto Alegre, April 29, 2016

Harley Lorentz Scardoelli

Executive Vice President

Investor Relations Officer